PROSPECTUS
                             2,401,685 Shares of Common Stock
                                PALLET MANAGEMENT SYSTEMS, INC.
         This Prospectus relates to the offering of 2,401,685 shares of common stock, par value $.001 per share ("Common Stock"), of Pallet Management Systems, Inc., a Florida corporation ("Company"). 1,000,000 of such shares underlie outstanding Class A Warrants ("Class A Warrants"); 1,000,000 of such shares underlie outstanding Class B Warrants ("Class B Warrants"), 151,685 of such shares underlie outstanding warrants forming a part of "A Units" issued in connection with the conversion of certain outstanding debt of the Company ("A Unit Warrants") and an aggregate of 250,000 of such shares underlie a warrant issued to the Placement Agent ("Placement Agent Warrant") in the Company's November 1997 private placement ("Private Placement") to purchase units consisting of 50,000 shares of Common Stock, 100,000 Class A Warrants and 100,000 Class B Warrants. The Class A Warrants, the Class B Warrants and the Placement Agent Warrant were issued by the Company in a Private Placement in November, 1997. See "Description of Securities."
         401,685 of the shares of Common Stock offered by this Prospectus may be sold from time to time by the Selling Stockholders or by their transferees and the balance of 2,000,000 shares may be sold from time to time by certain holders of Class A and Class B Warrants ("Warrant Holders"). No underwriting arrangements have been entered into by the Selling Stockholders or the Warrant Holders. The distribution of shares of Common Stock by the Selling Stockholders or the Warrant Holders may be effected in one or more transactions that may take place on the over-the-counter market including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more dealers for resale of such shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders and/or the Warrant Holders in connection with sales of the Common Stock. Transfers of the Common Stock may also be made pursuant to applicable exemptions under the Securities Act of 1933, as amended ("Securities Act") including, but not limited to, sales under Rule 144 under the Securities Act.

         The Selling Stockholders, the Warrant Holders and intermediaries through whom the Common Stock may be sold may be deemed "underwriters" within the meaning of the Securities Act with respect to the Common Stock offered, and any profits realized or commissions received may be deemed underwriting compensation. All costs incurred in the registration of the securities of the Selling Stockholders and the Warrant Holders are being borne by the Company. See "Selling Stockholders."

         The Company voluntarily furnishes its security holders with annual reports containing audited financial statements and the audit report of the independent certified public accountants and such interim reports as it deems appropriate or as may be required by law. The Company's fiscal year ends June 30.

         AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS", WHICH BEGINS ON PAGE 6.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             The date of this Prospectus is March 16 , 1998

                                                        AVAILABLE INFORMATION

         The Company voluntarily complies with the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith presently files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at the Commission's public reference room located in Room 1024 at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission located in Room 1024 at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports may also be obtained by visiting the Commission's Internet home page at www.sec.gov.

         The Company has filed a Registration Statement relating to the securities offered hereby with the Commission pursuant to the provisions of the Securities Act of 1933, as amended ("Securities Act"). Although this Prospectus forms a part of the Registration Statement, it does not contain all of the information set forth in the Registration Statement, the exhibits or the schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, the exhibits and the schedules thereto. All material elements of documents referenced in the Registration Statement are set forth in the prospectus disclosure herein. Reference is also made to the copy of such document which has been filed as an exhibit to the Registration Statement.

                                                         PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by reference to and should be read in conjunction with the more detailed information and financial data (including any financial statements and the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share amounts set forth hereinafter have been adjusted to reflect the reverse stock split on a one-for-four basis effective as of the close of business February 16, 1998. Each prospective investor is urged to read this Prospectus in its entirety.


                                                             The Company

         Pallet Management Systems, Inc., a Florida corporation ("Company") is engaged in the manufacture, sale, repair and retrieval of wooden, plastic and metal pallets as well as other product packaging required for the shipment of goods. The Company was formed by the combination of several companies and has operations in Florida and Virginia.

         A pallet is a portable platform for the storing or moving of cargo or freight. Most commonly made of wood, its standard size is approximately a four feet square and is designed to be transported by a forklift. The Company focuses on total solutions for its customers' pallet requirements through comprehensive products and services including manufacturing and distributing new and recycled pallets and pallet remediation. (Pallet remediation is the systematic collection, repair, return and reuse of pallets and other types of packaging.) Due to rising costs and increasing competition, the industry's gross profit for new pallets has decreased over the years. Consequently, the Company is shifting its focus to remediation services.

                                                            The Offering

Securities Offered        2,401,685 shares of Common Stock, par value $.001
                          per share ("Common Stock").


Securities Outstanding Prior to the
  Offering

         Common Stock                                1,712,489 Shares
         Class A Warrants                            1,000,000 Warrants
         Class B Warrants                            1,000,000 Warrants
         A Unit Warrants                                151,685 Warrants

Securities Outstanding After the
  Offering:

         Common Stock                         4,114,174 Shares (1)
         Class A Warrants                          -0-  (2)
         Class B Warrants                          -0-  (2)
------------

(1) Assumes the exercise in full of (i) the Class A and Class B Warrants; (ii) the Placement Agent Warrant (and the underlying Class A and Class B Warrants) and (iii) the warrants forming a part of the A Units issued in connection with the conversion of certain outstanding debt of the Company ("A Unit Warrants").

(2)  Assumes  the  exercise  of all  outstanding  Class A  Warrants  and Class B
Warrants.

Nasdaq OTC Bulletin Board Symbol

         Common Stock                       PALT


                                                            Risk Factors

         An investment in any of the securities being offered hereby is highly speculative and involves substantial risks including a qualified independent auditors report, financial losses and competition. See "Risk Factors."


                                                           Use of Proceeds

         Assuming the exercise of all of the outstanding Class A Warrants and Class B Warrants, the exercise in full of the Placement Agent Warrant (including the exercise in full of the underlying Class A Warrants and Class B Warrants) and the outstanding A Unit Warrants, the Company will receive proceeds of $3,998,370, all of which will be used for general working capital purposes. See "Use of Proceeds."

                    Summary Consolidated Financial Information

         The following summary of selected consolidated financial information concerning the Company have been derived from the financial statements (including the related notes thereto) of the Company included elsewhere in this Prospectus ("Financial Statements").


CONSOLIDATED  STATEMENT OF OPERATIONS DATA:



                                      Year Ended              Year Ended        Twenty-Six Weeks        Twenty-Six Weeks
                                   June 30, 1997           June 30, 1996                   Ended                   Ended
                                                                               December 27, 1997       December 28, 1996
                                                                                     (Unaudited)             (Unaudited)

Revenues                              21,051,818              16,847,597               9,744,636               9,019,756
Cost of Revenues                      19,553,853              15,980,771               8,909,313               8,263,432
Operating Expenses                     1,938,548               2,816,045                 902,741                 864,977
Other Income
(expense)                              (539,478)               (318,035)               (208,675)               (169,689)
Income Tax Benefit                        97,084                 489,049                       -                       -
Net (Loss)                             (882,977)             (1,778,205)               (276,093)               (278,342)
Net (Loss) per share                       (.77)                  (1.69)                   (.20)                   (.26)
Weighted average
number of
 Common Shares(1)                      1,149,287               1,050,189               1,370,822               1,060,804



CONSOLIDATED BALANCE SHEET DATA:

                                            June 30, 1997              December  27, 1997
                                            -------------              ------------------


Working Capital (Deficit)                   (1,343,811)                ( 913,266)
Total Assets                                 5,783,427                  6,139,298
Long-term Debt                               1,137,976                  1,213,364
Total Liabilities                            5,515,554                  5,365,628
Accumulated Deficit                          2,558,345                  2,834,439
Stockholders' Equity                           267,873                    773,670





                                                                 5

                                                            RISK FACTORS


         THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. SUCH SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS, THE NOTES THERETO AND THE DOCUMENTS REFERENCED HEREIN.

         When used in this Prospectus, the words "may," "will," "expect", "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors are described under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Company," "Business" and in the risk factors set forth below.

1.  Continuing Operating Losses; Accumulated Deficit

         The Company had net losses of ($882,977),  ($1,778,205)  and ($276,093)
for the fiscal years ended June 30, 1997 and 1996 and the twenty-six weeks ended December 27, 1997, respectively and at December 27, 1997 had an accumulated deficit of ($2,834,439). The Company's prospects must therefore be considered in light of the risks, expenses and difficulties frequently encountered in operating a business in a highly competitive industry. There can be no assurance that the Company will experience profitability in the future.

2. Capital Requirement; Working Capital Deficit; Limited Sources of Liquidity; Need for Additional Capital; Default on Long Term Debt

         The Company requires substantial capital to pursue its expansion strategy involving the creation of new and comprehensive remediation products and services. To date, the Company has relied primarily upon net cash provided by financing activities to fund its capital requirements. Net cash provided by (used in) financing activities was $626,000, $1,488,000 and ($397,381) for the fiscal years ended June 30, 1997 and 1996 and the twenty-six weeks ended December 27, 1997, respectively. In November 1997, the Company completed a private placement ("Private Placement") of 1,000,000 Units, each Unit consisting of 2 (pre reverse split) shares of Common Stock, one Class A Warrant and one Class B Warrant. The Private Placement generated gross proceeds of $1,000,000 and specifically provided that the Class A and Class B Warrants (including those issuable upon exercise of the Placement agent Warrant) would be exempt from the 1 for 4 reverse split. Net cash provided (used in) by operating activities was $122,000, $1,118,000 and $204,551 for the fiscal years ended June 30, 1997 and
1996 and the twenty-six weeks ended December 27, 1997, respectively. The Company expects that operations before working capital charges will not generate significant cash flow until the Company has net income. These results will continue to impact the

Company's capital position and cause continued reliance upon external sources of liquidity for at least the near future. There can be no assurance that the Company will generate sufficient cash in future periods to satisfy the Company's capital requirements.

         At December 27, 1997, the Company had a working capital deficit of ($913,266). The Company maintains a $2,500,000 line of credit ("Line of Credit") with Nations Bank, secured by substantially all of the assets of the Company and guaranteed by one (1) major stockholder. Advances on the Line of Credit are based on 80% of eligible accounts receivable and 50% of eligible inventories. At December 27, 1997, the Company had no borrowing availability against its Line of Credit, short-term indebtedness of approximately $2,100,000 in the form of trade payables and accrued liabilities, $1,400,000 borrowed under the Line of Credit, and $1,300,000 of long-term liabilities.

         In connection with its Line of Credit, the Company was current on its monetary obligations, but is in default in maintaining compliance with certain debt covenants. Nonetheless, the Company has entered into a new line of credit for approximately $3,750,000 in the aggregate with a national financial institution. The new line of credit is secured by the receivables, inventory and other assets of the Company and completely replaces the NationsBank financing.

3.  Economic Conditions

         The Company's business may be adversely affected by periods of economic slowdown or recession or a decline in the manufacturing and retail sectors. The Company's business may also be adversely affected by an increase in lumber prices. Historically, lumber prices have been volatile.

4.  Long-Term Debt Covenant Non-Compliance; Going Concern Uncertainty

         The Company currently is out of compliance with certain covenants of its long-term debt agreements. As of December 27, 1997 approximately $1,800,000 of the outstanding long-term debt (including the $1,400,000 borrowed under the Line of Credit) is callable and has therefore been classified as current.

      The report of the independent auditors on the Company's Financial Statements contains an explanatory paragraph concerning the Company's ability to continue as a going concern. In short, the independent auditors explain that the Company is in default of certain debt covenants which could result in the lender demanding payment under the Company's long-term debt agreements, thereby raising substantial doubt about its ability to continue as a going concern. The Company believes that, upon the successful completion of this Offering, it will have the cash resources to meet its current obligations.

      5.  Supply and Demand for Lumber

      Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Typically, lumber prices fall in oversupplied lumber markets, enabling small pallet manufacturers with limited capital resources to procure lumber and initiate production of low-cost pallets, depressing pallet prices overall and adversely affecting the Company's revenues and operating margins.
The majority of the lumber used in the pallet industry is hardwood, which is only grown in certain regions of the country and which is difficult to harvest in adverse weather, making its pricing volatile. The Company purchases approximately 25% of its lumber requirements from an affiliated company. There can be no assurance that the Company will be able to secure adequate lumber supplies in the future. Lumber supplies and costs are affected by many factors outside the Company's control, including weather, governmental regulation of logging on public lands, lumber agreements between Canada and the U.S. and competition from other industries that use similar grades and types of lumber. For example, in October through December of 1996, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of hardwood timber in the southeast. To the extent the Company encounters adverse lumber prices or is unable to procure adequate supplies of lumber, its financial condition and results of operations could be materially adversely affected.

      6.  Reliance on Acquisitions

      One of the Company's growth strategies is to increase its revenues and the markets it serves through the acquisition of additional pallet manufacturing and recycling companies. There can be no assurance that the Company will be able to identify or acquire additional businesses or to integrate and manage such additional businesses successfully. Acquisitions may involve a number of risks, including: adverse short-term effects on the Company's reported operating results; diversion of management's attention; dependence on retention, hiring and training of key personnel; risks associated with unanticipated problems or legal liabilities; and amortization of acquired intangible assets. Some or all of these risks could have a material adverse effect on the Company's financial condition or results of operations. In addition, to the extent that consolidation becomes more prevalent in the industry, the prices for attractive acquisition candidates may increase and the number of attractive acquisition candidates may decrease and, in any event, there can be no assurance that businesses acquired in the future will achieve sales and profitability that justify the investment therein.

      7.   Acquisition Financing

      The Company intends to use its Common Stock for a portion of the consideration for future acquisitions. If the Common Stock does not maintain a sufficient valuation or potential acquisition candidates are unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to pursue its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through future debt or equity financings. Using cash to complete acquisitions and finance internal growth could substantially limit the Company's financial flexibility, using debt could result in financial covenants that limit the Company's operations and financial flexibility, and using equity may result in significant dilution of the ownership interests of the then existing stockholders of the Company. There can be no assurance that the Company will be able to obtain financing if and when it is needed or that, if available, it will be available on terms the Company deems acceptable. As a result, the Company may be unable to pursue its acquisition strategy successfully. See "Management's Discussion and Analysis of Financial Resources -- Combined" and "Business -- Strategy."

      8.  Competition

      The markets for pallet manufacturing and recycling services are highly fragmented and competitive. Competition on pricing is often intense and the Company may face increasing competition from pallet leasing or other pallet systems providers, which are marketed as less expensive alternatives to new pallet purchasers. CHEP's pallet leasing system competes with new pallet sales to the grocery and wholesale distribution industries, and may expand into other industries in the future. In addition, pallet manufacturing and recycling operations are not highly capital intensive, and the barriers to entry in such businesses are minimal. Certain other smaller competitors may have lower overhead costs and consequently, may be able to manufacture or recycle pallets at lower costs than the Company. Other companies with significantly greater capital and other resources than the Company (including CHEP) may enter or expand their operations in the pallet manufacturing and recycling businesses in the future, changing the competitive dynamics of the industry. The Company has in the past and will continue to compete with lumber mills in the sale of new pallets. The lumber mills typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise represent waste that must be disposed by the mill. While the Company estimates, based on industry sources, that non-wooden pallets currently account for less than 10% of the pallet market, there can be no assurance that the Company will not face increasing competition from pallets fabricated from non-wooden components in the future.

      9.          Control by Management

      As of the date hereof, the directors and executive officers of the Company beneficially owned approximately 39.39% of the Company's outstanding Common Stock with John Lucy, Jr., director, beneficially owning 25.25% of the Company's outstanding Common Stock and John Lucy III, the Company's chairman, beneficially owning 5.27% of the Company's Common Stock. Accordingly, these shareholders may be able to substantially influence the outcome of shareholder votes as to matters on which they may be in agreement. If the performance options are earned then such persons would own approximately 30.33 % of the outstanding shares of the Company's Common Stock, assuming the exercise of all outstanding options and warrants.

      10.  Dependence on Key Customers

      The Company is dependent on certain customers for a material portion of its business. The loss of any of these customers, or the reduction of their business, could have a material adverse effect on the Company. The Company had sales to one (1) significant customer which represented approximately 44% and 27% of net sales for the years ended June 30, 1997 and June 30, 1996, respectively.

      11.  OTC Electronic Bulletin Board and Public Market

      The Common Stock is currently listed for quotation on the OTC Electronic Bulletin Board. The trading market for the Common Stock is sporadic, limited and highly volatile. The Company has agreed, to the extent that it qualifies, to use its best efforts to list its shares of Common Stock on the Nasdaq SmallCap Market, the American Stock Exchange or any other United States recognized exchange as soon as possible after the initial closing date of the Private Placement. In order for the Common Stock to become eligible for listing on the Nasdaq SmallCap Market, the Company must, among other things have (i) net tangible assets of at least $4,000,000, (ii) a market value of the public float of at least $5,000,000, (iii) a minimum bid price of $4.00, (iv) at least 300 stockholders, and (v) at least 1,000,000 publicly held shares. There can be no assurance that the Company will be able to meet the current or any future listing requirements for the Nasdaq Small Cap Market, or if such requirements are met, that they can be maintained. There can also be no assurance that any trading market will continue to exist for the Common Stock.

      12.  Regulatory Compliance

      As of the date hereof, the Company is current with its voluntary regulatory filings with under the Securities Exchange Act of 1934, as amended ("'34 Act"). The Company, however, has had a history of not filing some of those documents, such as its Forms 10-QSB and 10-KSB, on a timely basis. The Company's Annual Report on Form 10-KSB for the fiscal year ended June 30 1996, which was required to be filed on September 30, 1996, was not filed until February 27, 1997, while the Company's Form 10-QSB for the twenty-six (26) week period ending December 30, 1996, which was required to be filed by February 13, 1997, was filed with the SEC on April 2, 1997. The Company timely filed Form 10-QSB for the thirty-nine (39) week period ending March 29, 1997. Going forward, the Company intends to file timely all such documents, although no assurance can be given that it will be able to do so. In the event that the Company is unable to do so, an Investor may not have access to the Company's most recent financial information and, in the event that the Common Stock is Market Listed, the Company's Common Stock may be delisted from such exchange. Further, if the Company does not timely file its documents, Investors will not be able to sell their shares of Common Stock either under the Registration Statement or pursuant to Rule 144 under the Securities Act of 1933 ("Act") (which requires that there be "current information" available on the Company.)

      13.  Transactions With Affiliates; Default on Obligations

      For fiscal year 1997, the Company's wholly-owned subsidiary, Abell Lumber Corporation ("Abell"), purchased approximately 25% of its lumber supply from Clary Lumber Corp. ("Clary") which is owned by the family of John C. Lucy, Jr., a director and principal shareholder of the Company. The Company is party to a Consulting, Non-competition and Confidentiality Agreement with John C. Lucy, Jr. under which the Company has agreed to pay Mr. Lucy a consultant fee of $2,000 per week. By mutual agreement, however, the Company has no obligation to Mr. Lucy through June 30, 1997. The Board of Directors of the Company and Mr. Lucy are currently considering alternatives to this agreement by which the Company may, in lieu of cash, satisfy its remaining obligation to Mr. Lucy by issuing equity in the Company or by issuing options to acquire equity in the Company.

      14.  Possible Volatility of Stock Price

      The market price of common stock has been and may continue to be volatile. During an average week, not more than approximately 100,000 shares of Common Stock trade and the market price of the Common Stock could therefore be affected substantially by any significant buy or sell order.

      15.  Probable Need for Additional Financing

      The Company may require additional financing in the near future. No assurances can be given that such financing will be available to the Company on acceptable terms, if at all.

      16.  Dependence Upon Key Personnel

      The Company's success depends, in part, upon a number of key managerial personnel and employees, including John C. Lucy, III, and Zachary Richardson, the loss of either of whom could adversely affect the Company. The Company believes that its future success depends in part on its ability to continue to attract and retain highly skilled employees. The Company has entered into employment agreements with Mr. Lucy and Mr. Richardson, expiring

June 30, 2000. The Company maintains $1,000,000 life insurance policies on the lives of each of Mr. Lucy and Mr. Richardson. There can be no assurance that the Company will be able to attract and retain the personnel necessary for the development of its business.

      17.  Penny Stock Regulation

         Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ System). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information regarding penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell such securities to persons other than established customers and accredited investors, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for the Common Stock underlying the Warrants and Offerees in this Private Placement may find it more difficult to sell their shares.

      18.  Dividends on Common Stock Not Likely

      No dividends have been declared or paid by the Company on its Common Stock since the inception of the Company, and the Company does not presently intend to declare or pay cash dividends on its Common Stock in the foreseeable future. Any earnings that may be generated, of which no assurance can be given, are intended to be used in the foreseeable future to finance the growth of the Company.

      19. Possible Anti-Takeover Effect of Significant Number of Authorized but Unissued Preferred Stock.

      The Company is authorized to issue 7.5 million shares of its preferred stock, none of which are currently issued and outstanding. The Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of preferred stock which may be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock and Warrants of the Company. The Board of Directors could issue shares of preferred stock with such rights and preferences that could discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly.

      20. Broad Indemnification by the Company of Officers and Directors.

      The Company's Amended and Restated By Laws provide that the Company shall have the power to and shall indemnify any person who was or is a party to any proceeding from any liability or expenses incurred by reason of the fact that such person is or was an employee or agent of the Corporation, to the full extent allowed under the laws of the State of Florida.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("Act") may be sought by directors, officers and controlling persons of the Company pursuant to such indemnity (or otherwise), the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Common Stock being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                           USE OF PROCEEDS

      The Company will not receive any proceeds upon the sale of any of the 401,685 shares of Common Stock offered by the Selling Stockholders but may receive proceeds of up to $3,998,370, assuming the exercise in full of the outstanding Class A Warrants and Class B Warrants, the Placement Agent Warrant (including the Class A and Class B Warrants underlying the Placement Agent Warrant) and the A Unit Warrants. All of such proceeds, if actually received by the Company, will be utilized for working capital purposes.

                                                           CAPITALIZATION

         The following table sets forth as of December 27, 1997 the Company's capitalization on a historical basis and as adjusted to give effect to this Offering and its net proceeds. The information below should be read in conjunction with the Financial Statements contained in this Prospectus, which should be read in their entirety.



                                               Actual            As Adjusted (1)
      Long Term Debt                           $1,284,252          $1,284,252

      Short Term Debt                          2,187,680            2,187,680

      Stockholders' Equity
       Preferred Stock, 7,500,000 shares
authorized, none outstanding
       Common Stock, $.001 par value,
100,000,000 shares authorized, 1,712,489
shares issued and outstanding (actual);           1,712                4,114
4,114,174 issued and outstanding (as
adjusted.)

Additional Paid in Capital                    3,606,397            7,602,365

      Accumulated Deficit                    (2,834,439)          (2,834,439)
   Total Stockholders' Equity                   773,670            4,772,040

      Total Capitalization:
       Debt and Stockholders Equity         $ 4,245,602           $8,243,972
                                             ===========           ==========


      (1) Adjusted to reflect the exercise in full of (i) 1,000,000 outstanding Class A Warrants, (ii) 1,000,000 outstanding Class B Warrants, (iii) the Placement Agent Warrant (including the underlying Class A and Class B Warrants) and (iv) the A Unit Warrants.


                                                      DIVIDEND POLICY

The Company has never paid and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Company currently intends to retain all working capital and earnings, if any, for use in the Company's business operations and in the expansion of its business. See "Description of Securities-Common Stock."

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                 AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Report.

      Fiscal  Year Ended June 30,  1997  Compared  to Fiscal Year Ended June 30,
1996:

         For the year ended June 30, 1997 net sales increased 25% to $21,052,000 from $16,848,000 for the prior year. This increase was due to an increase in new pallet sales, which accounted for 68% of net revenues, as opposed to 59% of net revenues the previous year. The increase in new pallet sales resulted from a significant increase from one major customer, which accounted for approximately 44% of 1997 net sales.

         Cost of sales for 1997 was $19,554,000 (93% of net sales) as compared to $15,981,000 (95% of net sales) for 1996. This percentage decrease is attributable to efficiencies gained in new pallet production, a result of larger "production runs" and cost containment. During 1997, the Company experienced rising cost of lumber which resulted in increased product cost that could not be entirely passed onto the customer.

         Selling, general and administrative expenses were $1,939,000 (9% of net sales) in 1997 as compared to $2,816,000 (17% of net sales) in 1996. This decrease is due to cost savings realized through consolidation of both operational and administrative functions.

         Interest expense decreased to $365,000 in 1997 from $401,000 in 1996. This decrease is due to improved cash flow from new pallet operations, remediation in Florida, the conversion of $607,000 of debt to equity and a tax refund of $518,000.

         The net loss for 1997 was $883,000 compared to $1,778,000 for 1996. This reduction in loss was due to increased sales volume, improved operational efficiencies and cost containment strategies implemented by management.

         In 1997, the Company wrote-off $100,000 of costs associated with an attempted debt restructuring and private placement; debt conversion expense was recorded in the amount of $72,000 and $102,000 gain on the sale of real estate to a related party was treated as additional paid in capital. Hence, the Company's net loss exclusive of these items was $609,000.

      Liquidity and Capital Resources:

         The Company's financing needs depend primarily upon sales volume and controllable variable expenses. During 1997, the Company financed its working capital needs through new borrowings.

         The Company had cash on hand of $237,000 at the end of 1997, versus $17,000 at the beginning of the fiscal year. This cash increase is attributable to the receipt of an income tax refund of $518,000, decreases in inventory by $118,000, prepaid expenses by $46,000, other assets by $10,000, an increase in accounts payable by $191,000, proceeds from sale of property, plant and equipment of $206,000 and $524,000 net proceeds from lenders. These cash increases were offset by an increase in accounts receivable by $573,000 and decreases in accrued liabilities by $31,000, deferred taxes by $97,000 and purchase of property, plant and equipment by $387,000.

         The Company completed a new financing agreement with NationsBank on September 30, 1995 which increased the line of credit available to the Company to $2.5 million, from the former $1.2 million line, at an interest rate of prime plus 2% and is secured by priority lien upon substantially all the assets of Abell and is guaranteed by the majority stockholder. Advances are based on 80% of eligible accounts receivable and 50% of inventory. The line of credit has a three-year term with provisions for annual renewals thereafter. In addition, the Company obtained a $500,000 ten year term loan from NationsBank for the Petersburg, Virginia facility at prime plus 2%. The proceeds of this loan were used to repay short-term indebtedness. The Company is current with this loan as the loan is to be repaid in equal monthly installments of principal plus interest. At June 30, 1997, the Company is in violation of certain debt covenants on the line of credit and term loan. Consequently, NationsBank debt is classified as current debt on the Company's financial statements. The Company is in the process of seeking a replacement lending institution.

         The Company believes that it will have sufficient capital and borrowing power to sustain operations as it seeks new financing due to significant cost cutting measures and increased sales volumes through June 30, 1998.

         During 1997, unprofitable operations were closed in Douglas, Georgia and Hartford, Connecticut. Operations in Baltimore, Maryland have been turned over to an affiliated company. As a result of these actions, the Company eliminated a layer of management infrastructure and changed focus to operational efficiency measures. In addition, the Company's Chairman and CEO and its' President have each reduced their salaries to $52,000 annually and assumed the operational responsibilities of the COO who resigned at the beginning of 1997 to pursue other non-pallet interests.

         Automation has been installed at the Lakeland, Florida facility, which has resulted in reduced labor costs and increased sales capacity. The Orlando, Florida facility increased sales capacity by building a 15,000 sq. ft. repair and storage building for a major customer while attempting to develop the used pallet market.


         On June 12, 1997, the Company notified Grant Thornton LLP, that it was changing auditors. The change in auditors was approved by the Company's Board of Directors. The reason for the change of auditors at this time is that the Company desired to reduce its auditing costs in order to conserve cash. The change is part of a general cost reduction program begun by the Company. There were no disagreements on any manner of accounting principles or practices of financial statement disclosure or audit scope or procedure. None of the events listed in paragraphs (A) through (D) of Item 304 (a) (1) (v) have occurred. The new auditors engaged by the Company are Kaufman, Rossin & Co. There were no disagreements on any manner of accounting principles or practices of financial statement disclosure during the most recent financial statements included herein.
      Thirteen Weeks Ended December 27, 1997 compared to Thirteen Weeks Ended December 28, 1996

         For the thirteen week period ended December 27, 1997 net sales decreased to $5,168,000 from $5,289,000 for the comparable 1996 period. This decrease was due to the loss of several unprofitable or marginal customer accounts for which the Company out-sourced manufacturing.

         During the thirteen week period ended December 27, 1997 new pallet sales decreased 15% to

$3,111,000 from $3,684,000 and pallet recycling (pallet remediation, depot and repair services and sales of used pallets) increased by 15% to $1,844,000 from the $1,605,000 recorded for the same thirteen week period ended December 28, 1996. The gross margin for the thirteen week period was 9% as compared to 10.1% achieved for the same thirteen week period a year prior. This decrease in gross margin was due to an increase in lumber prices not immediately passed on to customers. The Company experienced a $16,000 (4%) increase in Selling, General and Administrative Expenses for the thirteen week period ended December 27, 1997 when compared to the comparable period ended December 28, 1996. This increase is a result of additional management hired to handle expanding pallet recycling operations. Other income decreased to $0 from $6,000 as a result of the sale of rental real estate. This sale was shown as additional paid-in capital for fiscal year 1997. The Company experienced a $34,000 (43%) increase in interest expense for the thirteen week period ended December 27, 1997. This increase is a result of additional borrowing and interest points amounting to $25,000 paid to NationsBank for default of certain debt covenants. A net loss of $100,000 or ($.07) per share was realized during the thirteen week period ended December 27, 1997 compared to a gain of $22,000 or $.02 per share recorded for the same period last year. The Company did not record any tax effect on the loss.

      During this thirteen week period, the Company completed a $1,000,000 private placement from which the proceeds will be used to purchase equipment designed to improve manufacturing and recycling efficiency and expand the remediation program with an improved computer systems, and working capital. The Company also received a Commitment Letter from a major financial institution to replace the Company's financing debt with NationsBank. It is anticipated that this will close before the end of February.

      The Company's board of directors approved a one for four reverse stock split which was ratified by the shareholders on January 29, 1998. The split is expected to take effect February 16, 1998.

      Twenty-six Weeks Ended December 27, 1997 compared to Twenty-six Weeks Ended December 28, 1996

         For the twenty-six week period ended December 27, 1997 net sales increased 8% to $9,744,636 from $9,019,756 for the comparable 1996 period.

         During the twenty-six week period ended December 27, 1997 new pallet sales increased 2% to $6,083,221 from $5,971,000, pallet recycling (pallet remediation, depot and repair services and sales of used pallets) increased by 13% to $3,436,276 from the $3,048,000 recorded for the same twenty-six week period ended December 28, 1996. The gross margin for the twenty-six week period was 8.6% as compared to 8.4% achieved for the same twenty-six week period a year prior. This increase in gross margin was due to an increase in manufacturing efficiencies and termination of unprofitable customers. The Company experienced a $37,754 (4%) increase in Selling, General and Administrative expenses for the twenty-six week period ended December 27, 1997 when compared to December 28, 1996. This increase is a result of additional management hired to handle expanding pallet recycling operations. Other income decreased to $0 from $9,940 as a result of the sale of rental real estate. This sale was shown as additional paid in capital for fiscal year 1997. The Company experienced a $29,046 (16%) increase in interest expense for the twenty six week period ended December 27, 1997. This increase is a result of additional borrowing and interest points amounting to $25,000 paid to NationsBank for default of certain debt covenants. A net loss of $276,093 or ($.20) per share was realized during the twenty-six week period ended December 27, 1997 compared to a loss of $278,342 or ($.26) per share recorded for the same period last year. The Company did not record any tax effect on the loss.

      Liquidity and Capital Resources

         The Company had $529,000 in cash on hand at the end of the twenty-six week period ending December 27, 1997 versus $237,000 at the beginning of fiscal year 1997. This increase in cash is attributable to increases in accounts payable and accrued expenses by $235,000, decreases in accounts receivable by $443,000 and prepaid expenses by $3,000 and capital contributed by $782,000. These cash increases were offset by cash decreases due to increases in inventories by $359,000 and other assets by $39,000 and net repayments to lenders of $385,000. The Company completed a $1,000,000 private placement during this period.

      The Company is in default of certain debt covenants as a result of which certain long-term debt has been reclassified as current. The Company's financial statements for the years ended June 30, 1997 and June 30, 1996 have been prepared assuming that the Company will continue as a going concern. The Company is taking various steps to remedy such situation including a cost reduction program and entering into new financing arrangements whereby the foregoing debt will be repaid in full.

       MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock is quoted on the Nasdaq OTC Electronic Bulletin Board under the symbol "PALT." The following provides each quarterly high and low bid quotations reported for the Company's Common Stock during the twenty six weeks ended December 31, 1997 and the two fiscal years ended June 30, 1997 and 1996:

                                                          Bid Prices

         Period                                         High             Low

      Fiscal Year 1998
      First Qtr.  (9/97)                             1 3/16              1/4

      Second Qtr.  (12/97)                           2                   9/16

      Fiscal Year 1997

      First Qtr. (9/96)                              3                   1/2

      Second Qtr. (12/96)                         1 1/16                  1/4

      Third Qtr. (3/97)                             3/4                   1/2

      Fourth Qtr. (6/97)                          13/16                  7/16



      Fiscal Year 1996

      First Qtr. (9/95)                           10 3/4            10 1/2

      Second Qtr. (12/95)                         10 1/2               8

      Third Qtr. (3/96)                            8                 7

      Fourth Qtr. (6/96)                           7 1/4            5/8



         The quotations in the foregoing table represent prices between dealers and do not include retail markup, markdown, or commissions paid and may not represent actual transactions. Such quotations are not necessarily representative of actual transactions or of the value of the Company's securities.

         As of January 9, 1998, there were approximately 102 holders of record of the Company's Common Stock. The Company has not declared or paid any dividend on its Common Stock in the last two fiscal years.

                                                         BUSINESS

      Introduction

         Pallet Management Systems, Inc. ("Company") is engaged in the manufacture, sale, repair and retrieval of wooden, plastic and metal pallets as well as other product packaging required for the shipment of goods. The Company was formed by the combination of several companies and has operations in Florida and Virginia.

         A pallet is a portable platform for the storing or moving of cargo or freight. Most commonly made of wood, its standard size is approximately a four feet square and is designed to be transported by a forklift. The pallet, a little known entity to the consumer, is a key factor to retail and industrial distribution. Without pallets, shipping by air, land and sea would be severely hampered. The pallet industry in the United States has grown to more than a $6 billion ($6,000,000,000) industry and plays a vital roll in transportation today. Many small, localized and/or specialized companies that usually have an operational radius of less than 100 miles, none of which individually has any appreciable market impact, characterize the industry.

         The Company focuses on total solutions for its customers' pallet requirements through comprehensive products and services including manufacturing and distributing new and recycled pallets and pallet remediation. (Pallet remediation is the systematic collection, repair, return and reuse of pallets and other types of packaging.) Due to rising costs and increasing competition, the Industry's gross profit for new pallets has decreased over the years. Consequently, the Company is shifting its focus to remediation services.



       History of the Company

         The Company was incorporated in the State of Florida on June 10, 1982, under the name Air Bags, Inc. From inception through October 7, 1994, when the Company merged with Pallet Recycling Technologies, Inc. (PRTI), the Company was in a development stage, expending funds investigating business opportunities. The Company changed its name to Pallet Management Systems, Inc. in November 1994.

         On June 29, 1995, pursuant to a Merger Agreement and Plan of Reorganization among Abell Lumber Corporation, a Virginia corporation (Abell) and the Company, (i) the shareholders of Abell acquired 67.33% of the outstanding shares of the Company's Common Stock and (ii) Abell became a wholly owned subsidiary of the Company.


       The Pallet Industry

         The pallet industry is considered part of the overall transportation packaging industry and is critical to global commerce. This industry is extremely fragmented, substantially free from government regulation and has no market dominator. Considered a "staple" industry, pallets are an integral part of retail and industrial distribution. Nearly every item manufactured or processed is shipped and/or stored on pallets.

         According to the National Wooden Pallet and Container Association (NWPCA), in 1995, there were approximately 411 million new wood pallets produced in the United States with hundreds of millions sold on a used or recycled basis. New pallet sales are in excess of $4 billion annually. Sales of recycled pallets have increased substantially over the past few years as this segment of the pallet industry continues to develop.

         Due to the high cost of plastics and other materials, wood is the preferred and more environmentally conscious material for pallets. However, some customers require plastic pallets for closed loop supply systems where pallet sanitation is critical and accountability can be controlled. According to a NWPCA survey, 99% of all pallet users reported using wood pallets. Of the 99% respondents, only 2.5% of those surveyed reported using a material other than wood.

      PRIMARY INDUSTRY USERS OF PALLETS:

      1) food and beverage          3) steel and metal    5) chemical and fluid
      2) paper and fiber             4) automotive        6) printing

         The industry is highly fragmented with over 3,000 pallet companies scattered across the United States. Most of these companies attempt to specialize in only one segment of the industry: new pallet production, recycled pallet sales or pallet rental. Pallet companies, except for those involved in pallet rental, are generally small independent businesses that operate within a limited radius from their facilities. The fragmentation of the industry has become frustrating to pallet users. As their demand for service increases, they become burdened by attempting to integrate independent companies to service their logistical needs.

         Customers are quickly recognizing the significant benefits of returnable packaging and are searching for an integrated system that can effectively manage and service these needs. One response to this demand for service has been the development of pallet rental pools. However, this response will only solve a small piece of the packaging industry dilemma.

      Products and Services

         The Company fulfills customer demands through a variety of products and services.

      Products

      New Wood Pallets

         The Company manufactures, sells, and distributes new pallets in large quantities. New wood pallets are manufactured at the Company's Lawrenceville, Virginia plant, with a capacity of 10,000 units per day. Due to rising costs and increased competition, the Company's gross profit per pallet has decreased over time.

      Other Transport Packaging

         The Company functions as a wholesale distributor of various returnable transport packaging. These items include plastic and metal pallets; plastic, collapsible bulk boxes; wood, plastic, and metal slave pallets; wooden boxes and crates. Profits vary by item as these products are purchased in the market. Due to lack of demand, sales of pallets made from materials other than wood are minimal.

      Recycled Wood Pallets

         Recycled pallets generally come from companies that are "end users". These end users accumulate thousands of unwanted pallets, which the Company retrieves, sorts, processes and are sold as recycled pallets, disassembled for repair components or mulched.

      Services

      Third Party Pallet Management

         The Company offers on-site pallet repair and sorting systems that provide professional management and significant savings to large volume customers. These operations can produce substantial savings for customers by reducing their costs through better utilization of their pallet resources.

      Pallet Retrieval

         Provides customers with a system for lowering pallet cost-per-trip by creating a closed-loop return system between the manufacturer, their customers, and their vendors. The Company currently manages several retrieval programs on a regional basis. Pallet retrieval is the primary focus of the Company's expansion program.

      Pallet Warehousing

         At select locations, the Company sorts and stores pallets for customers indoors to provide higher quality recycled pallets. Margins are low; however, this service adds value and provides a competitive advantage. Management anticipates that pallet warehousing will be in higher demand in the future as pallet users increase demand for moisture controlled pallets.


       Suppliers

         There is adequate supply of the Company's raw material components. The primary raw materials are hardwood, softwood, used lumber, used pallets and nails. The Company has several principal suppliers, which are rotated depending on availability. The Company currently buys approximately 25% of its lumber from Clary Lumber Co., Inc.,("Clary") at or below market price. Clary is owned by John C. Lucy, Jr., a majority shareholder and director of the Company.

         End users are the principal suppliers of used pallets. Depending on the season and other circumstances, used pallet supplies vary in cycles from region to region.

       Operations

         Operations are grouped into the Mid Atlantic and South Eastern regions, which consist of geographical areas encompassing several states. These regions manage local operations and include manufacturing, inventory, transportation, manpower, customer pallet usage, handling systems, program costs, pricing structure and payroll. Accounting functions are centralized in Lawrenceville, VA. All functions are reviewed and monitored at the corporate office in Boca Raton, Florida.

         The Company services customers with two different types of operational facilities: Repair Depots and Manufacturing Plant.

      Repair Depots

         The Company has regional Repair Depots in Virginia and Florida. These facilities are a minimum of 40,000 sq. ft. of covered work space with indoor storage and up to 8 acres of outside storage. The Repair Depot is designed to sort, repair and store pallets. It is automated, employs approximately 75 people and is located in markets where existing customers have major distribution centers and pallet retrieval systems. The Repair Depot in Florida has several satellite operations that provide pallet repair and pallet storage.

      Manufacturing Plant


         The Company currently has one manufacturing plant located in Virginia. This facility is capital intensive with "state of the art" automation for new pallet construction. The plant has approximately 125 employees and maintains a transportation fleet for product delivery and repair service.


       Marketing and Distribution

         The Company has a customer base of over 350 customers, many of which are Fortune 500 companies, including Allied Signal, Chep USA, Coca-Cola, DuPont, Food Lion, Metal Container, Walt Disney World, Winn-Dixie and various governmental agencies.

         The marketing plan of the Company focuses on service, and the related cost savings for our customers. Service, no longer means just delivering pallets on time, it also means helping customers manage their packaging needs. One value-added aspect of this service is the Company's ability to process rental, non-rental and odd sized pallets. Normally a pallet inventory of varying sizes is a logistical problem for the customer.


       Seasonality

         Sales remain relatively constant with minor fluctuations around major holidays and during the summer months.

       Competition

         Competition consists mainly of small, single-location pallet companies with limited resources;

however, there are several large pallet manufacturing/distribution plants. During 1997, two larger manufacturing companies and a recycling company merged to form a public company.

       Employees

         The Company has approximately 240 employees including: production workers, drivers, facility management, sales, customer service, administrative support and executive personnel.

       Government Regulations

         There are no government regulations applicable to the manufacture and recycling of wooden pallets.


      Properties


Lakeland, FL, Repair Depot: 2420 New Tampa Hwy. This facility was opened in April 1996 at a 63,000 sq. ft. facility on five acres with a five-year lease terminating in March 2001. It employs seventy-five people and can process all types of pallets on the automated line. This facility supports two satellite operations located in Citra and Orlando, Florida. These satellite operations contain a 5,000 sq. ft. building on five acres leased for five years and a 15,000 sq. ft. building on three acres leased for eight years. These leases expire July, 2000, and August, 2004, respectively.


Lawrenceville, VA, Manufacturing Plant: 10324 Liberty Road. Substantially all new pallet manufacturing is performed at this company owned facility on automated equipment. In addition, pallet recycling and repair services occur at this location which has 60,000 sq. ft. of manufacturing buildings located on 70 acres, a 3,000 sq. ft. office building and employs over 125 people.


Petersburg, VA, Repair Depot: 1925 Puddledock Road. This facility has the capacity to process, repair, and store all types of pallets. It contains a 40,000 sq. ft. warehouse on eight acres of Company-owned property. At June 30, 1997, this property is subject to a $417,000, 2% above prime mortgage that matures in October 2005. There are approximately forty people employed at this facility which contains "state of the art" automated equipment.


Corporate Offices are located at One South Ocean Boulevard, Suite 305, Boca Raton, Florida. The Company leases 1,009 sq. ft. of office space which expires in May 2000.


      Legal Proceedings.

         There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

                                                        MANAGEMENT

      Directors and Officers

      The following table sets forth certain information with respect to each of the Company's directors and executive officers.

         NAME                                        AGE                                POSITION

      John C. Lucy, III                               39                        Chairman of the Board
                                                                                              Of Directors and CEO

      Zachary M. Richardson                           43                        President, Secretary,
                                                                                Treasurer and Director

      John C. Lucy, Jr.                              63                         Director

      Donald Radcliffe                               52                          Director

         Each director will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Each officer will serve until the first meeting of the Board of Directors following the next annual meeting of the shareholders and until his or her successor is duly elected and qualifies.

         John C. Lucy, III joined Abell on a full-time basis in 1980 after graduating from Virginia Tech with a B.S. in business. Since June 29, 1995, Mr. Lucy has served as Chairman and CEO of the Company. Five years prior, Mr. Lucy was the president of Abell Industries. He has extensive experience in pallet and lumber manufacturing and has spent many years with Abell focusing on sales and marketing to large, national customers. In addition to being President of Abell, an officer and director of the Company, he is President of Clary, a hardwood lumber sawmill located in Gaston, North Carolina, and is Vice-President of Blacksburg Enterprises, Inc., which operates Baskin-Robbins and Sub-Station II franchises in Blacksburg, Virginia. Mr. Lucy has completed a two year term as Chair of the National Wooden Pallet and Container Association (NWPCA) Military Packing Task Force and three years as Chair of its Research Steering Committee.

      Zachary M. Richardson during the past ten years has been president of the Company or one of its predecessor companies. He founded Skeezix Communications, Inc., a professional consulting firm, in 1988 and PMSI of America, a pallet company, in January 1992. Mr. Richardson became President and a Director of the Company on October 7, 1994 when the Company merged with PRTI. Mr. Richardson has been involved with management and sales for over 20 years. After graduating from Franklin and Marshall College in 1977, he was commissioned in the United States Navy and designated a Naval Aviator. He maintained his reserve status in the Navy and retired from the reserves in 1997. Mr. Richardson is an active member of the NWPCA and serves on the Recyclers Council Executive Committee.

      John C. Lucy, Jr. founded Abell in 1966 after having worked in a family lumber and pallet manufacturing business for approximately ten years. In 1969, he acquired Clary to supply lumber to Abell, and remains the chairman of Clary. In 1976, he acquired Shelbyville Enterprises that operated a motel/restaurant in Shelbyville, Tennessee (sold in 1996). In 1980 he formed Blacksburg Enterprises to operate food service operations in Blacksburg, Virginia. He attended Richmond Polytechnic Institute for two years prior to serving two years in the military.

      Donald Radcliffe has been a director of the Company since April 25, 1985. Since June 1984, Mr. Radcliffe has served as the Chief Operating Officer, Executive Vice President and Director of World Wide Business Centers, a company which provides businesses with office space and facilities. From June 1970 through June 1984, Mr. Radcliffe was a partner in the accounting firm of Main Hurdman. In addition, Mr. Radcliffe has served as President and Director of Radcliffe Enterprises, Inc., a financial consulting company, since May 1982. Mr. Radcliffe received his Bachelor of Science degree with honors from Lehigh University in 1967, and a Masters in Business Administration degree, with distinction, from the Amos Tuck School, Dartmouth College. Mr. Radcliffe is also a certified public accountant in the State of New York. Mr. Radcliffe intends to devote less than 5% of his time to the affairs of the Company.



      Executive Compensation.

         The following table sets forth the cash and cash equivalents paid during the fiscal years ended June 30, 1995, 1996 and 1997 to all individuals serving as the Company's executive officers during the last fiscal year.



                                         SUMMARY COMPENSATION TABLE


           Name and            Year sition               Annual Compensationn                                        long-term
   Principal Position                                                                                               Compensation
                                                                                                                   Awards Payouts
         sition
                                                 Salary        Bonus          Other     Restricted        Options/
                                                ($) (3)          ($)            ($)     Stock               SARS       LTIP     All
                                                                                        Awards                                OTHER

                                        ------------------ ---------------
      John C. Lucy, III,        1997                56,883
                                1996
                                1995                86,800          64,000
      Chairman (1) (4)                             114,758
      Zachary M.                1997                57,480
Richardson,                     1996               100,117
President, Director (2) (4)     1995                81,453




(1) Mr. Lucy's compensation was paid to him by Abell, which became a subsidiary of the Company on June 29, 1995. He was elected Chairman and CEO of the Company on June 29, 1995.

(2) The compensation paid to Mr. Richardson was paid by PRTI and its predecessors prior to the Company's merger with PRTI on October 7, 1994.

(3) Includes medical insurance reimbursements.

(4) Messrs. Lucy and Richardson reduced their annualized salaries from $95,000 to $52,000 in June 1996.

         The Company has a Compensation Committee that determines the basis for the value of an officer or a contracted service to the Company. Compensation paid by other like size companies for comparable services is used as a benchmark. However, other factors specific to each determination have an impact on the executive's compensation. The Company has an audit committee, which will select the independent certified public accountants who audit the Financial
Statements at year-end and review the internal controls of the Company. The findings of the independent certified public accountants will be communicated in a formal report to the audit committee.



         The Company has entered into similar five-year employment agreements expiring on June 30, 2000 with John C. Lucy, III, and Zachary M. Richardson. These agreements provide for an annual base salary of $95,000. In addition, the agreements are anticipated to provide certain allowances and entitlements. These entitlements include, but will not be limited to, an automobile, accident and health insurance, disability insurance, and contributions to retirement plans. Messrs. Lucy and Richardson have elected to temporarily reduce their salary to an annualized $52,000 for the unforeseeable future.


The Company has key man life insurance on John C. Lucy, III, and Zachary M. Richardson. The Company has no key man insurance on the life of any other officer or director.

         The Company has entered into a consulting agreement with John C. Lucy, Jr. to provide consulting services to the Company. This agreement provides for a consultant fee of $104,000 per year, an automobile allowance and reimbursement of reasonable out-of-pocket expenses incurred in connection with any activities under this agreement. In February 1996, the agreement and services were temporarily suspended through June 30, 1997 by mutual consent; accordingly, no payments were made during that time. Management is currently reviewing this agreement.

         No compensation is paid to any director for his or her services. However, the Company may authorize travel expenses for attendance at each meeting of the Board. Under the Company's Articles of Incorporation and By-Laws, the Directors may set their own compensation for service as officers.

         The Company has adopted a combined stock option and appreciation rights plan to attract and to induce officers, directors and key employees of the Company to remain with the Company. The plan will provide for options which will qualify as incentive stock options under Section 422(a) of the Internal Revenue Code of 1986, as amended, as well as for options which do not so qualify. No more than fifteen percent (15%) of the Common Stock outstanding will be reserved for issuance upon exercise of options to be granted from time-to-time. On July 1, 1997, the Company granted 235,513 ten year stock options with an exercise price of $2.00 per share. These options vest over a four-year period and expire in ten years or thirteen weeks after separation of service, whichever occurs earlier. 549,400 of the options granted were granted to Mr. Lucy, III and Mr. Richardson. Of such options, 187,094 are non-qualified stock options granted to key executives and the remaining 48,419 options were granted to other key personnel.

                                                CERTAIN TRANSACTIONS


           Clary, which is owned by the family of John C. Lucy, Jr., a Director and principal shareholder of the Company, sold lumber to Abell in the amounts of $2,895,000 and $2,178,000 which is 25% and 32% of Abell's lumber purchases for the years ended June 30, 1997 and 1996 respectively. Abell sold approximately $10,000 and $159,000 of lumber to Clary in the years ended June 30, 1997 and 1996 respectively. The Company believes that these transactions were made at or below market prices in the ordinary course of business. Clary has loaned the Company money to acquire property and provide additional working capital during 1997. As of June 30, 1997, Clary converted $437,000 of trade debt into a 2 year 12% note. The Company has paid $57,000 in salary reimbursement to Clary for compensation to John C. Lucy III who performs services for both Clary and the Company. In August 1996, Abell sold to Clary real estate at the market price of $200,000 to increase working capital of the Company. Book value of the real estate was approximately $98,000 net of depreciation at the date of the sale. The $102,000 gain was recorded as additional paid-in capital.

           The majority shareholder has personally guaranteed to NationsBank both the $2.5M Line of Credit and the $500,000 mortgage note on the Petersburg, VA building.

           On September 27, 1996 the Board of Directors approved a 2 for 1 stock split to shareholders of record dated October 3, 1996, payable as of November 15, 1996. Prior to the declaration of the split, certain inside shareholders who held in excess of 65% of the outstanding shares waived their rights to receive additional shares from this stock split.

           The Company's Board of Directors approved on December 3, 1996, a dollar for dollar exchange of outstanding notes into newly formed "A Units". Each A Unit consists of one share of the Company's common stock, and one two-year warrant (subsequently extended by the Board of Directors until 2001) to purchase one (pre-reverse split) share of the Company's common stock at an exercise price of $1.25 ("A Unit Warrants"). At the time of the offer, the Company had notes valued at $682,000 and a commitment from the majority shareholder to invest an additional $300,000 into the Company prior to the end of the calendar year. From the $982,000 eligible for this exchange offer, $607,000 was converted into 607,000 A Units. $577,000 of the debt converted was held by Company board members.

                                               PRINCIPAL STOCKHOLDERS

      The table below sets forth information with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any shareholders act as a "group," as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Company had 1,712,489 shares of Common Stock issued and outstanding as of December 31, 1997.




                                                                   Amount and                 (Before                 (After
           Name and Address                                Nature of Beneficial           Offering)          Offering) Percent
       Of Beneficial Owner (1)                                  Ownership                     Percent           of Class (2)
                                                                                              Of Class

      John C. Lucy, III (3 & 5)                              129,565                          7.49%                  3.15%
      Zachary Richardson(3 & 6)                              132,827                          7.66%                  3.23%
      John C. Lucy, Jr.  (4 &7)                              620,797                         32.80%                 15.09%
      Donald Radcliffe (4 & 8)                                 14,900                              *                      *
                                                           -----------------------      -------------------       ----------
      All officers and Directors as a group (1-8)             898,089                         46.39%                 21.83%



      * Less than 1%


         (1) The address of all beneficial owners in this table is Suite 305, One South Ocean Boulevard, Boca Raton, Florida 33432.

         (2) Assumes the exercise in full of (i) the Class A and Class B Warrants; (ii) the Placement Agent Warrant and all of the Class A and Class B Warrants included therein; and (iii) the A Unit Warrants.

         (3)      An officer and director.

         (4)      Director only.

         (5) Includes 90,097 shares owned directly ; 23,000 shares held in custody for children; 2,718 five year warrants with $2.00 exercise price, expiring in December 2001 and 13,750 ten year stock options granted on July, 1, 1997 with $2.00 exercise price expiring July 2007.

         (6) Includes 28,749 shares owned directly; 79,078 shares owned by Sequoia Capital Inc. and 2,500 shares owned by Skeezix, Inc., companies beneficially owned by Mr. Richardson. Also includes 8,750 five year warrants with $2.00 exercise price, expiring in December 2001 and 13,750 ten year stock options granted on July, 1, 1997 with $2.00 exercise price expiring July 2007.

         (7) Includes 390,690 shares owned; 50,000 shares owned by Clary; 75,000 and 50,000 five year warrants with $2.00 exercise price, owned by Mr. Lucy and Clary respectively, expiring in December 2001 and 55,106 ten year stock options granted on July, 1, 1997 with $2.00 exercise price expiring July 2007.

         (8) Includes 10,400 shares owned; 3,750 five year warrants with $2.00 exercise price, expiring in December 2001 and 750 ten year stock options granted on July, 1, 1997 with $2.00 exercise price expiring July 2007.

                                                   SELLING STOCKHOLDERS

         The Registration Statement of which this Prospectus forms a part covers the registration of an aggregate of 2,401,685 shares of Common Stock. 1,000,000 of such shares underlie outstanding Class A Warrants; 1,000,000 of such shares underlie outstanding Class B Warrants, 151,685 of such shares underlie outstanding A Unit Warrants and an aggregate of 250,000 of such shares underlie an outstanding Placement Agent Warrant to purchase units consisting of 50,000 shares of Common Stock, 100,000 Class A Warrants and 100,000 Class B Warrants. The Class A Warrants, the Class B Warrants and the Placement Agent Warrant were issued by the Company in a Private Placement in November, 1997. The costs of qualifying such shares of Common Stock under federal and state securities laws, together with legal and accounting fees, printing and other costs in connection with this offering, will be paid by the Company.

         The resale of the Common Stock offered hereby is subject to prospectus delivery and other requirements of the Securities Act. Sales of these securities, or even the potential for such sales at any time, would likely have an adverse effect on the market prices of the Common Stock.

         The Company will not receive any proceeds from the sale of such securities by the Selling Stockholders. Assuming the exercise in full of (i) the Class A and Class B Warrants, (ii) the Placement Agent Warrant (including the underlying Class A Warrants and Class B Warrants) and (iii) the A Unit Warrants, of which there can be no assurance, the Company will receive proceeds aggregating $3,998,370.

         Set forth below is a list of the Selling Stockholders and the number of shares of Common Stock which are being registered pursuant to the Registration Statement, of which this Prospectus forms a part:

      NAME                     NO. OF SHARES OWNED       NO. OF SHARES            NO. OF SHARES
      ----
                                      BEFORE OFFERING              BEING OFFERED         OWNED AFTER
                                    ------------------------       -------------         OFFERING


      D.L. Cromwell

      Investments, Inc. (1)              250,000                     250,000                -0-



      John Lucy III (2)                  129,565                       2,717             126,848

      Donald Radcliffe (2)                14,900                       3,750              11,150

      Skeezix, Inc. (2)                    5,000                       2,500               2,500

      Sequoia Capital, Inc. (2)           81,578                       2,500              79,078

      M. Bruce Adelberg                   15,000                       6,250               8,750

      Jack Simon IRA                      7,936                        2,718               5,218

      Barry McEwen                        3,375                        1,250               2,125

      Donald Levine Trust                 5,141                        1,250               3,891



                                                         31




      Clary Lumber (2)                  100,000                        50,000              50,000

      John Lucy, Jr. (2)                620,797                        75,000             545,797

      Zachary M. Richardson (2)         132,827                         3,750             129,077

      -----------------------

      (1) This Selling Stockholder ("Placement Agent") is the holder of the Placement Agent Warrant.

      (2) These Selling Stockholders are affiliates of the Company. See "Principal Stockholders." In addition, the shares of Common Stock beneficially owned by such affiliates are subject to a lock-up agreement such that such shares cannot be sold until May 16, 1999 without the Placement Agent consent.

                                                  PLAN OF DISTRIBUTION

         The 401,685 shares of Common Stock offered hereby may be sold from time to time directly by the Selling Stockholders and the balance of 2,000,000 shares may be sold from time to time by certain holders of Class A and Class B Warrants ("Warrant Holders"). Alternatively, the Selling Stockholders and/or the Warrant Holders may, from time to time, offer such securities through underwriters, dealers and/or agents. The distribution of securities by the Selling Stockholders or the Warrant Holders may be effected in one or more transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders or the Warrant Holders in connection with such sales. The Selling Stockholders, the warrant Holders and intermediaries through whom such securities are sold, may be deemed "underwriters" within the meaning of the Securities Act with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation.

         At the time a particular offer of securities is made by or on behalf of the Selling Stockholders or the Warrant Holders, to the extent required, a prospectus will be distributed which will set forth the number of securities being offered and the terms of the offering, including the name or names of any underwriter, dealer or agent, the purchase price paid by the underwriter for securities purchased from the Selling Stockholders or Warrant Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.

         Under the Exchange Act and Regulation M promulgated thereunder, any person engaged in the distribution of the securities of the Company offered by this Prospectus may not simultaneously engage in market-making activities with respect to such securities of the Company during the applicable "cooling off" period, which begins five (5) days prior to the commencement of such distribution and ends upon its completion. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, including without limitation, Rule 102 of Regulation M, in connection with transactions in such securities, which may limit the timing of purchases and sales of such securities by the Selling Stockholders or the Warrant Holders.



                                             DESCRIPTION OF SECURITIES

      Common Stock

      The Company is currently authorized to issue 100,000,000 shares of Common Stock, having a par value of $.001 per share of which 1,712,489 are outstanding as of the date of this Prospectus. Each share of Common Stock entitles the holder thereof to one vote on each matter submitted to the stockholders of the Company for a vote thereon. The holders of Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets of the Company available for

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distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) as noted above, are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders. The Company has not paid any dividends on its Common Stock to date. The Company anticipates that, for the foreseeable future, it will retain earnings, if any, to finance the continuing operations of its business. The payment of dividends will depend upon, among other things, capital requirements and operating and financial conditions of the Company.

      Common Stock Purchase Warrants

         The Company has outstanding 1,000,000 Class A Warrants and 1,000,000 Class B Warrants which formed a part of Units issued in the Company's November 1997 private placement. Each Warrant is exercisable for a period of 24 months commencing on the date of this Prospectus.

      Class A Warrants

         Each Class A Warrant shall entitle the holder to acquire one share of Common Stock at a price equal to $1.50 per share. The Company will have the right at any time to redeem all, but not less than all, of the Class A Warrants at a price equal to one cent ($.01) per Class A Warrant, provided that the closing bid price of the Common Stock equals or exceeds $6.00 per share for any twenty (20) trading days within a period of thirty (30) consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption.

      Class B Warrants

         Each Class B Warrant shall entitle the holder to acquire one share of Common Stock at a price equal to $1.75 per share. The Company will have the right at any time to redeem all, but not less than all, of the Class B Redeemable Warrants at a price equal to one cent ($.01) per Class B Warrant, provided that the closing bid price of the Common Stock equals or exceeds $8.00 per share for any twenty (20) trading days within a period of thirty (30) consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption.

      A Unit Warrants

         Each A Unit warrant shall entitle the holder to acquire one share of Common Stock at a price equal to $2.00 per share until March 1999.

      Placement Agent Warrant

         The Placement Agent Warrant entitles the holder to purchase 100,000 Units, each Unit consisting of 2 (pre-reverse split) shares of Common Stock, 1 Class A Warrant and 1 Class B Warrant at an exercise price of $1.20 per Unit. The Placement Agent Warrant expires in November 2002.

      Preferred Stock

         The Certificate of Incorporation of the Company authorizes the issuance of up to 7,500,000 shares of Preferred Stock, $0.001 par value per share. None of such Preferred Stock has been designated or issued. The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more Class and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate any such Class and to fix the number of shares and the relative conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences. If shares of Preferred Stock with voting rights are issued, such issuance could affect the voting rights of the holders of the Common Stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. If the Board of Directors authorizes the issuance of shares of Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased by up to the authorized amount. Issuance of shares of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. Also, the Preferred Stock could have preferences over the Common Stock (and other series of preferred stock) with respect to dividends and liquidation rights.

      Transfer and Warrant Agent

         Jersey Transfer and Trust Co., Verona, NJ is the Registrar and Transfer Agent for the Common Stock and the Registrar and Warrant Agent for the Class A and Class B Warrants.



                                                   LEGAL MATTERS

         Certain legal matters in connection with the issuance of the securities being offered by the Company will be passed upon for the Company by McLaughlin & Stern, LLP, New York, NY. A partner of such firm owns an option to purchase 300 shares of Common Stock at $2.00 per share

                                                      EXPERTS

         The Consolidated Financial Statements of the Company included in this Prospectus to the extent and for the year ended June 30, 1997 have been audited by Kaufman, Rossin & Co., independent certified public accountants, as stated in their report appearing herein in reliance upon such report given on the authority of that firm as experts in accounting and auditing. Their report contains an explanatory paragraph regarding an uncertainty as to the Company's ability to continue as a going concern.

      The Consolidated Financial Statements of the Company included in this Prospectus to the extent and for the year ended June 30, 1996 have been audited on by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein in reliance upon such report given on the authority of that firm as experts in accounting and auditing. Their report contains an explanatory paragraph regarding an uncertainty as to the Company's ability to continue as a going concern.

      No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied on as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this Prospectus, or an offer or solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.

         Until April 10, 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Securities offered hereby, whether or not participating in the distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with regard to their unsold allotments or subscriptions.



                                                  TABLE OF CONTENTS


      Available Information ............................................2

      Prospectus Summary................................................3

      Risk Factors......................................................6

      Use of Proceeds..................................................13

      Capitalization...................................................14

      Dividend Policy..................................................15

      Management's Discussion and Analysis of Financial Condition

         and Results of Operation.................................  ...15

      Market for Common Equity and Related Stockholder Matters.........19

      Business.........................................................20

      Management.................................................... ..26

      Certain Transactions............................................ 29

      Principa  Stockholders.......................................... 30

      Selling  Stockholders........................................... 31

      Plan of  Distribution .........................................  32

      Description of Securities........................................33

      Legal Matters ...................................................35

      Experts..........................................................35

      Financial Statements............................................F-1


                                           PALLET MANAGEMENT SYSTEMS, INC.

                                             2,401,685 Shares of Common Stock

                                                     -----------

                                                     PROSPECTUS

                                                     -----------

                                                      March 16, 1998